ADVANCED BATTERY TECHNOLOGIES, INC.
21 West 39th Street, Suite 2A
New York, NY 10018
212-391-2752
212-391-2751 (fax)

April 17, 2009
VIA EDGAR
Gary Todd
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Washington, DC 20549

Re:	Advanced Battery Technologies, Inc.
Form 10-K for year ended December 31, 2008
Filed March 16, 2009
File No. 001-33726

Dear Mr. Todd:

I am writing in response to your letter dated March 27, 2009.  The Staff’s comments have been set forth below in italics and each is followed by our response.

Form 10-K for the year ended December 31, 2008

1.
Tell us why the cover page of your periodic and current reports under Exchange Act section 13 refers to Commission file no. 0-13337, rather than the file number you use when electronically submitting your filings, 1-33726.

Response to Comment 1

When our Commission File Number changed in February 2008, we failed to change the template for our cover pages.  When the Staff has completed its review of our responses to its comments, we will file an amendment to our Form 10-K for 2008 in which we will correct the Commission File Number.

2.
You indicated that you are an accelerated filer. Accordingly, please tell us where you have presented selected quarterly financial data under Item 302 of Regulation S-K. If you do not believe this information is required, please provide us your basis and the rule on which you relied.

Response to Comment 2

When the Staff has completed its review of our responses to its comments, we will file an amendment to our Form 10-K for 2008 in which we will include as a note to the financial statements the selected quarterly financial data required by Item 302 of Regulation S-K.

Item 8. Financial Statements
Note 7. Investment in Unconsolidated Entity, page 36

3.
You disclose that you use the entity method in accounting for the 49% interest in BET because you do not have significant influence on BET. Please tell us how your accounting is consistent with paragraph 17 of APB 18. As set forth in the cited guidance, the equity method of accounting for an investment in common stock should be followed by an investor whose investment in voting stock gives it the ability to exercise significant influence over operating and financial policies of an investee even though the investor holds 50% or less of the voting stock.

Response to Comment 3

The statement made in Note 7 that we do not have a significant influence over Beyond E-Tech, Inc. was erroneous.  To the contrary, the Stock Purchase Agreement between Advanced Battery Technologies and Beyond E-Tech, Inc. contains covenants that afford Advanced Battery Technologies significant influence over the operating and financial policies of Beyond E-Tech, including a right of approval of its operating budget, veto power over large capital expenses, and other management controls.  For this reason, the use of the equity method of accounting for this investment is appropriate.

When the Staff has completed the review of our responses to these comments, we will file an amendment to our Form 10-K for 2008 in which we will correct the statement in Note 7 regarding our influence over Beyond E-Tech.

Note 15.  Income Taxes, page 42

4.
We note that the statutory income tax rate in the U.S. is 35% while your consolidated effective tax rate for 2008 calculated based on “income before income taxes” and the “provision for income taxes (benefit)” is 14.5%. Provide to us and in future filings please present the reconciliation, which can be presented using dollars or percentages, of the provision for income taxes at the U.S. statutory rate to the actual reported consolidated provision for income taxes as required by paragraph 47 of SFAS 109.

As you are a Delaware corporation, the reconciliation should begin with the U.S. statutory rate (if presented based on percentages) or income taxes determined as the product of the U.S. statutory rate and reported consolidated pre-tax earnings (if presented based on dollars). You should then present appropriate reconciling items to reconcile to the actual consolidated provision for income taxes as presented on your income statement or the actual consolidated effective tax rate. As applicable, you should present reconciling items such as the impact of: (1) un-benefited losses in the U.S., (2) the difference in the statutory income tax rate between the U.S. and China, (3) the 50% tax holiday in China, (4) valuation allowances and (5) any other permanent differences as defined in SFAS 109.

Response to Comment 4

Set forth below is the information requested in this comment with respect to our income taxes for the years ended December 31, 2008 and 2007.  A similar table will be included in all filings.

	2008	2007
U.S. statutory income tax rate	35.0%	35.0%
Foreign tax rate difference	(9.0%)	(2.0%)
Effect of favorable tax exemption in China	(11.5%)	(33.0%)
Actual consolidated income tax rate	14.5%	-

5.
Tell us whether you have loss carry-forwards in the U.S. or in any other taxing jurisdiction. If you do have such carry-forwards, tell us why you should not present disclosure about those carry-forwards pursuant to paragraph 48 of SFAS 109.

Response to Comment 5

Advanced Battery Technologies, Inc. has loss carry-forwards in the U.S. of $2,311,230, $1,682,114 and $782,278 for the years ended December 31, 2008, 2007 and 2006, respectively.  When the Staff has completed the review of our responses to these comments, we will file an amendment to Form 10-K for 2008, in which we will include a note disclosure to the financial statements regarding the loss carry-forwards, including the amount and the expiration dates of the carry-forwards.

6.
We note that you issued shares of restricted stock to employees and consultants from your U.S. parent where the fair value is being amortized in the financial statements over the relevant service/vesting periods. As the income tax treatment may significantly impact the disclosures and accounting under SFAS 109, tell us how these issuances were treated for income tax purposes in the U.S. and in China.

Response to Comment 6

The issuances of restricted shares to employees and consultants from our U.S. parent are recognized for U.S. income tax purpose at the date of exercise, rather than at the date of grant for the financial statement purpose. Therefore, we realize that there is a temporary difference related to these issuances between the books and the tax, which may result in deferred income taxes. However, since our U.S. parent has been incurring losses, the management believes that the realization of the benefits arising from these temporary differences appear to be uncertain for U.S. income tax purposes. Therefore, we have provided a 100% valuation allowance for each of the years involved.

In China, we do not incur any stock compensation amortization expense for either income tax or financial statement purposes. When the Staff has completed its review of our response to this comment, we will file an amendment to Form 10-K for 2008, in which we will include a disclosure about this temporary difference and valuation allowance.

 7.   In future filings please disclose domestic and foreign pre-tax accounting income. As you are a Delaware corporation, please note that domestic pre-tax accounting income would be pre-tax income or loss attributed to the U.S.  Refer to Rule 4-08(h) of Regulation S-X.

Response to Comment 7

In future filings we will disclose our domestic (U.S.) and foreign (China) pre-tax accounting income. For your information, our 2008 domestic pre-tax accounting income (loss) was US$(2,311,230) and foreign pre-tax accounting income (loss) is US$21,129,757

8.   You disclose that there are no deferred income taxes recorded in the financial statements. Please tell us whether there are any temporary differences (as defined in SFAS 109) in the U.S. or in China or in any other jurisdiction where you file an income tax return. If there are temporary differences, please tell us why those differences should not be given accounting recognition under SFAS 109. Your response should be specific to the individual taxing jurisdictions where you file income tax returns and cite the specific paragraphs of SFAS 109 on which you base your accounting conclusions.

Response to Comment 8

We do not have any temporary differences related to income tax filings in China; however, we do have temporary differences in the U.S. related to operating loss carry-forwards and amortization of our stock-based compensations. We do provide 100% valuation allowances to the deferred income taxes arising from these temporary differences because the management believes that the realization of these benefits are uncertain and unlikely due to Company’s limited operating history and continuing losses for U.S. income tax purposes.

We realized that our previous disclosures were insufficient and we will correct our disclosure and file an amendment to our Form 10-K for 2008 upon completion of your review of our comment responses.

9.   As a related matter, if there are temporary differences (as amended in SFAS 109) related to tax income tax filings in any of the jurisdictions in which you file an income tax return, tell us how you concluded that the notes to financial statements should not include quantified disclosures about deferred income taxes under paragraph 43 of SFAS 109. As well, it appears that you may have valuation allowances, such as for any un-benefited losses in the U.S.  Accordingly, tell us why you should not present quantified disclosure about valuation allowances under paragraph 43 of SFAS 109.

Response to Comment 9

Please refer to our response to Comment #8. . When the Staff has completed the review of our responses to these comments, we will file an amendment to Form 10-K for 2008,  in which we will include a disclosure note to the financial statements regarding the deferred income taxes and valuation allowances pursuant to paragraph 43 of SFAS 109.,

10.  Please tell us why you have not made disclosure about uncertain income tax positions under FIN 48. If you believe you have no uncertain income tax positions, please confirm. Please note that FIN 48 applies to taxes based on income (as defined in paragraphs 3 and 4 of SFAS 109) in all taxing jurisdictions, including China.

Response to Comment 10

Management does not believe that we have any uncertain income tax positions, either in the U.S. or in China. Our Chinese subsidiary has the official approval of its tax holidays, which has been implemented accordingly. We do not believe there are any uncertain income tax positions involved with our operations in China.

Item 15. Exhibits and Financial Statement Schedules, page 56

11. We note that the certifications filed as Exhibits 31.1 and 31.2 refer to your company as a “small business issuer.” Please note that the “small business issuer” language is no longer applicable. Please revise so that certifications included in future filings are exactly as specified in Item 601(31)(b) of Regulation S-K.

 Response to Comment 11

When the Staff has completed its review of our responses to its comments, we will file an amendment to our Form 10-K for 2008 in which we will amend Exhibits 31.1 and 31.2 to conform exactly to Item 601(31)(b).

Acknowledgement

The undersigned, as Chief Financial Officer of Advanced Battery Technologies, Inc., hereby acknowledges that:

-	Advanced Battery Technologies, Inc. is responsible for the adequacy and accuracy of the disclosures in the filing;

-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	Advanced Battery Technologies, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Guohua Wan
Guohua Wan
Chief Financial Officer